

March 8, 2012

<u>Via E-mail</u>
Richard A. Galanti
Executive Vice President, Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

>   **Re: Costco Wholesale Corporation**
>   **Form 10-K for the Fiscal Year Ended August 28, 2011**
>   **Filed October 14, 2011**
>   **Response dated February 29, 2012**
>   **File No. 0-20355**

Dear Mr. Galanti:

    We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 28, 2011</u>

<u>Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Results of Operations, page 22</u>

1. We note your response to our prior comment 1, and continue to believe that you should provide a separate operating results' discussion for your Canadian operations so investors can better understand and evaluate the performance of your business. Further, we note your assertion that your Canadian operations, among all your operations are the most similar to your United States operations. However, it appears the Canadian operations are economically dissimilar to the United States operations. We note from the segment footnote that since fiscal 2009 the Canadian operations have produced <u>significantly</u>

higher revenue and operating income growth as compared to the United States operations. In this regard, we remain uncertain how your results' of operations discussion adequately explains the significant growth behind your Canadian operations. Accordingly, we continue to believe you should revise to address your Canadian operations separately from your United States operations in future filings.

2. We note your response to our prior comment 2, and we remain uncertain how you meet the requirements of Item 303 of Regulation S-K. In this regard, it appears you are facing an inflationary merchandise cost environment. For example, we noted your gross margin as a percentage of net sales declined by 35 basis points in the first fiscal quarter of 2012 compared to 2011. Similarly, your 2011 fiscal gross margin as a percent of net sales decreased 14 basis points compared to fiscal 2010. In this regard, cost of merchandise sales is a material component in determining your gross margin amount and we believe a discussion and analysis of this material component will provide investors with the transparent information that is necessary for an understanding of your results of operation. Accordingly, we believe you should revise your disclosure in future filings.

Note 1 – Summary of Significant Accounting Policies, page 48

Derivatives, page 55

3. We note your response to our prior comment 5. Tell us whether the contracts you entered into to mitigate the cost of energy used for your warehouses and other facilities can be net settled or are expected to be net settled, and tell us if you have ever net settled any of the contracts. If so, explain to us how you consider the guidance under paragraphs ASC 815-10-15-35 and 36 in your assessment on whether they qualify for the normal purchase and sale scope exception. For electricity contracts, please also advise us how you consider the additional criteria under paragraph 45c of ASC 815-10-15 in determining whether they qualify for the scope exception.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief